

May 18, 2023

R. Scott Rowe
Chief Executive Officer
Flowserve Corporation
5215 N. O' Connor Blvd., Suite 700
Irving, TX 75039

  Re: Flowserve Corporation
    Form 10-K for the Fiscal Year ended December 31, 2022
    Filed March 7, 2023
    File No. 001-13179

Dear R. Scott Rowe:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Managements Discussion and Analysis of Financial Condition and Results of Operations
Our Results of Operations, page 31

1. We note that your discussion and analysis includes quantifying changes in various measures, such as bookings, sales and backlog, that are attributable to changes in foreign currency exchange rates, and in your associated earnings release filed on Form 8-K, also presenting various percentages of changes in line items on a constant currency basis.

  Please revise your disclosures as necessary to address the following points:

  • Any results that are presented on a constant currency basis should be identified as non-GAAP measures, as defined in Item 10(e)(1) of Regulation S-K.

  • The process utilized for calculating the constant currency amounts should be described sufficiently to understand your characterization of the effects, as would include your references to "negative currency effects" in describing various changes in your annual report.

- The constant currency percentages should be accompanied by the respective constant currency dollar amounts, consistent with the guidance in the answer to Question 104.06 of our Compliance and Disclosure Interpretations for Non-GAAP measures.

Please submit the revisions that you propose to address the concerns outlined above as well as those that are covered by the following comment.

2. We note that non-GAAP disclosures in your earnings release covering the three months and fiscal years ended December 31, 2022 and 2021, appear to be oriented towards presenting non-GAAP statements of operations, and have the effect of presenting various GAAP amounts as non-GAAP measures, and non-GAAP measures without adequate details of reconciling items. Please revise your disclosures to address the following points.

- Identify the most directly comparable GAAP measure for each non-GAAP measure that you present along with a statement disclosing the reasons you believe the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations.

- Include a reconciliation from the most directly comparable GAAP measure to your non-GAAP measure, having separate lines for each reconciling item quantified and accompanied by appropriate descriptions to comply with Rule 100(a)(2) of Regulation G, and Item 10(e)(1)(i)(B) of Regulation S-X.

- The adjustments referenced in footnotes to your tabulations for "reversal of realignment exit tax," "reversals of expenses that were adjusted for Non-GAAP measures in previous periods," "realignment related tax release," and "duplicate interest expense," should be described further to understand the nature of and rationale for making the adjustment in presenting your non-GAAP measures.

- GAAP measures that are not subject to adjustment should not be presented in a column for non-GAAP measures and you should adhere to the guidance concerning prominence in the answers to Questions 102.10(a) and (c) of our Compliance and Disclosure Interpretations for Non-GAAP measures.

- If non-GAAP measures are presented for successive periods, the format utilized for reconciliations should be conducive to making comparisons, not only with regard to the measures, but also of the reconciling items and overall composition.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation